Exhibit 99.6

News Release	For Immediate Release

PNI Digital Media Reports Fiscal 2012 Full Year and Fourth Quarter Financial Results

VANCOUVER, BC – January 7, 2013 - PNI Digital Media (TSX: PN; OTCBB: PNDMF), (“PNI” or the “Company”), the leading innovator in digital media solutions for retailers, reported financial results for the fiscal 2012 full year and fourth quarter ended September 30th, 2012 and discussed key operational development for the year.

“This past year we evolved the Company to position ourselves for the future markets we believe are integral to the growth of PNI,” said Kyle Hall, Chief Executive Officer of PNI Digital Media. “As we saw in the past, once the investments were made we turned our focus to rolling out customers and improving operational efficiencies. We have a proven track record in these aspects of the business and will utilize these strengths to further the ambitions of the Company. Furthermore, we plan to continue to invest in driving strong organic growth with our retail partners, who in aggregate transacted $236.2 million in online sales over our platform this year.”

Fiscal 2012 Operational Highlights

  Announced a new multi-year agreement with Tesco PLC.

  Announced a new agreement and launched a new photo website with Rite Aid Corporation.

  Launched a new series of mobile apps with Tesco, Costco, Sam’s Club and CVS/pharmacy.

  Announced second generation of PNI Connected Kiosk™ software.

  Launched a new business printing website with Costco Wholesale Canada Ltd.

  Launched a new social stationery website with Walgreen Co.

  The Company graduated from the TSX Venture Exchange to the Toronto Stock Exchange.

  Processed $236.3 million in online transactions over our platform on behalf of our retail partners, an improvement of 4.9% from the same period last year.

  Processed a record 19.1 million transactions over the PNI Digital Media Platform, an improvement of 4% from the same period last year.

Fiscal 2012 Full Year Financial Highlights

  Revenue for the year of $22.7 million compared to $23.7 million in fiscal 2011. The majority of change in year on year revenue was due to a $0.7 million decrease in one-time software installation fees from the previous year.

  Transactional revenue was $17.7million, compared to $18.1M for the same period last year.

  Transactional revenue comprised 78% of total revenue for the year.

  Generated a loss after income taxes of $4.1 million for the year, compared to a profit of $1.1 million in fiscal 2011. $1.8 million of the loss resulted from the Company recording income tax expense, compared to the recognition of an income tax recovery of $1.3 million during fiscal 2011.

  Also contributing to the current period loss was non-cash impairment charges of $77,000 and $540,000 recorded in relation to our goodwill and intangible assets. These non-cash charges relate primarily to underperforming revenues associated with previously capitalized costs for our social stationery product offering, as well as changes in estimates in relation to the recoverability of goodwill.

  Generated non-IFRS adjusted EBITDA1 of $1.5 million, compared to $3.6 million in fiscal 2011.

  The Company ended the year with $4.6 million in cash and cash equivalents and no debt.

News Release	For Immediate Release

Fiscal 2012 Fourth Quarter Financial and Operational Highlights:

  Revenue for the quarter of $5.1 million, compared to revenue of $5.6 million in the same quarter last year.

  Transactional revenue for the quarter of $3.9 million, compared to transactional revenue of $4.3 million in the fourth quarter last year.

  Transactional revenue comprised 77% of total revenue for the quarter.

  Generated a non-IFRS adjusted EBITDA loss of $515,000 compared to adjusted EBITDA of $793,000 in the same quarter last year.

Conference Call

The company will host a conference call on January 7th, 2013 at 4:30 p.m. ET (1:30 p.m. PT) to discuss these financial results. PNI Digital Media's Chief Executive Officer Kyle Hall and Chief Financial Officer Cameron Lawrence will host the presentation, followed by a question and answer period.

Dial-In Number:	(888)241-0394
International:	(647)427-3413
Conference ID#:	85534992

Institutional investors and interested participants should dial the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization

PNI Digital Media will also provide a live webcast and slide presentation, which will be available on the company's website at www.pnimedia.com/webcast. An archived replay of the webcast will be available on the company’s website for 45 days following the live event.

News Release	For Immediate Release

Consolidated Statements of Operations and Comprehensive Income (Loss)

	September 30, 2012	September 30, 2011

Revenue	$22,712,805	$23,686,351
Cost of sales	10,458,022	9,399,107
Gross Profit	12,254,783	14,287,244

Expenses
Software development	9,678,638	9,439,423
General and administration	3,768,203	3,928,210
Sales and marketing	1,038,374	988,289

	14,485,215	14,355,922

Loss from operations	(2,230,432)	(68,678)

Foreign exchange loss	(82,647)	(125,148)
Finance income	4,647	-
Finance costs	-	(5,599)

	(78,000)	(130,747)

Loss before income tax	(2,308,432)	(199,425)

Deferred income tax (expense) recovery	(1,814,221)	1,299,025
Income tax recovery (expense)	(1,814,221)	1,299,025

(Loss) profit for the period	(4,122,653)	1,099,600

Other comprehensive gain (loss):

Exchange difference on translation of foreign operations	(170,956)	(26,263)

Total comprehensive (loss) income for the period	$(4,293,609)	$1,073,337

Loss per share
Basic	$(0.12)	$0.03
Fully diluted	$(0.12)	$0.03
Weighted Average Number of Shares Outstanding – Basic	34,178,165	33,927,659
Weighted Average Number of Shares Outstanding – Diluted	34,199,622	33,985,271

News Release	For Immediate Release

Consolidated Balance Sheets

	September 30, 2012	September 30, 2011	October 1, 2010

Assets

Current assets
Cash and cash equivalents	$4,611,824	$3,936,176	$4.690,355
Accounts receivable	4,253,541	4,535,912	5,302,865
Prepaid expenses and other current assets	622,970	460,140	541,026

	9,488,335	8,932,228	10,534,246

Property and equipment	4,683,355	5,140,150	5,230,829
Deferred income tax asset	5,222,603	7,065,857	5,861,504
Intangible assets	2,124	680,437	1,115,794
Goodwill	568,479	654,222	658,904

	$19,964,896	$22,472,894	$23,401,277

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$4,390,437	$3,284,311	$5,471,878
Current portion of deferred revenue	318,107	250,323	613,081
Current portion of finance lease obligations	-	-	107,964

	4,708,544	3,534,634	6,192,923

Deferred revenue	437,140	33,898	78,876
	5,145,684	3,568,532	6,271,799

Shareholders’ Equity

Share capital	$66,817,352	$66,420,572	$66,307,826
Contributed surplus	19,334,098	19,522,420	18,933,619
	86,151,450	85,942,992	85,241,445

Deficit	(71,135,021)	(67,012,367)	(68,111,967)

Accumulated other comprehensive loss	(197,217)	(26,263)	-

	(71,332,238)	(67,038,630)	(68,111,967)

	14,819,212	18,904,362	17,129,478

	$19,964,896	$22,472,894	$23,401,277

News Release	For Immediate Release

Non-IFRS Financial Measures

	Year Ended
	September 30,	September 30,
	2012	2011

Net loss in accordance with IFRS	$(4,122,653)	$1,099,600

Amortization of property and equipment	1,808,725	2,036,953
Amortization of intangible assets	1,091,024	858,354
Impairment of intangible assets	540,735	-
Impairment of goodwill	77,382	-
Interest expense	-	5,553
Income taxes	1,814,221	(1,299,025)
Stock based compensation expense	208,749	848,243
Unrealized foreign exchange loss	46,601	71,930

Adjusted EBITDA	$1,464,784	$3,621,608

Notes:

1 - Non-IFRS Measures

The Company continues to provide all information required in accordance with IFRS, but believes evaluating its ongoing operating results may not be as useful if an investor is limited to reviewing only IFRS financial measures. Accordingly, the Company uses non-IFRS financial information to evaluate its ongoing operations and for internal planning and forecasting purposes. The primary non-IFRS financial measures utilized by the Company include adjusted EBITDA. Adjusted EBITDA is non-IFRS financial measure which the Company defines as net profit plus amortization, impairment, interest expense, tax expense, share-based compensation expense and unrealized foreign exchange loss (gain).

To supplement the Company's financial statements presented on an IFRS basis, we believe that these non-IFRS measures provide useful information about the Company's core operating results and thus are appropriate to enhance the overall understanding of the Company's past financial performance and its prospects for the future. These adjustments to the Company's IFRS results are made with the intent of providing both management and investors a more complete understanding of the Company's underlying operational results and trends and performance. Management uses these non-IFRS measures to evaluate the Company's financial results, develop budgets, manage expenditures, and determine employee compensation. The presentation of additional information is not meant to be considered in isolation or as a substitute for or superior to net (loss) earnings or net (loss) earnings per share determined in accordance with IFRS.

Currency:

All amounts are expressed in Canadian dollars. This notice is qualified in its entirety by reference to the Company’s financial statements and accompanying Management Discussion and Analysis, which are accessible on the SEC’S website at www.sec.gov/edgar.shtml and on SEDAR at www.sedar.com.

About PNI Digital Media- Founded in 1995, PNI Digital Media operates the PNI Digital Media Platform, which provides transaction processing and order routing services for major retailers. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, desktop software or mobile phones, with retailers that have on-demand manufacturing capabilities for the production of personalized products

News Release	For Immediate Release

such as photos, photo books and calendars, business cards and stationery. PNI Digital Media successfully generates millions of transactions each year for retailers and their thousands of locations worldwide. Further information on our company can be found at www.pnimedia.com.

For Investor Relations and Press, Contact:
Simon Cairns
(866) 544-4881
ir@pnimedia.com
Twitter: @pni_media

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties. PNI Digital Media’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings. Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’S website at www.sec.gov/edgar.shtml. The information contained herein is subject to change without notice. PNI Digital Media shall not be liable for technical or editorial errors or omissions contained herein.

The TSX has neither approved nor disapproved the information contained in this release. PNI Digital Media relies upon litigation protection for "forward-looking" statements.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

PNI Digital Media and Connected Kiosk are registered trademarks of PNI Digital Media Inc. All other trademarks are property of their respective owners.